EXHIBIT 99.11

March 11, 2013

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, Louisiana 70112

Attention: General Counsel

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 5, 2012, by and between McMoRan Exploration Co. (the “Company”), Freeport-McMoRan Copper & Gold Inc. (“Parent”) and INAVN Corp. (“Merger Sub”). Each of the Company, Parent and Merger Sub are referred to herein from time to time each, as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Merger Agreement.

Each of the Company, Parent and Merger Sub agrees that each of (i) the condition set forth in Section 6.1(f) of the Merger Agreement, (ii) Parent’s obligation to cause the Royalty Trust Units to be approved for listing on the New York Stock Exchange or NASDAQ pursuant to the second sentence of Section 5.16 of the Merger Agreement and (iii) each Party’s obligation to list the Royalty Trust Units on a national securities exchange pursuant to the Royalty Trust Term Sheet are hereby irrevocably waived, and that no Party shall hereafter assert that the condition set forth in Section 6.1(f) of the Merger Agreement has not been waived, that Parent has breached its obligation to cause the Royalty Trust Units to be approved for listing on the New York Stock Exchange or NASDAQ pursuant to the second sentence of Section 5.16 of the Merger Agreement, that either Party has breached its obligation to list the Royalty Trust Units on a national securities exchange pursuant to the Royalty Trust Term Sheet, or that any other condition set forth in the Merger Agreement has not been satisfied as a result of matters related to Parent’s obligation to cause the Royalty Trust Units to be approved for listing on the New York Stock Exchange or NASDAQ pursuant to the second sentence of Section 5.16 of the Merger Agreement or either Party’s obligation to list the Royalty Trust Units on a national securities exchange pursuant to the Royalty Trust Term Sheet.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Sections 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.13 and 8.14 of the Merger Agreement are incorporated by reference as though fully reproduced herein, mutatis mutandis. The Parties agree that except as expressly set forth in this letter agreement, the terms and provisions of the Merger Agreement shall continue in full force without alteration.

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Please confirm your agreement with the foregoing by executing and returning the enclosed copy of this letter agreement, whereupon this letter agreement shall be binding upon all of the Parties.

Sincerely, FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President, Chief Financial Officer & Treasurer

INAVN CORP.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President & Treasurer

Agreed and Acknowledged as of the 11th day of March, 2013:

MCMORAN EXPLORATION CO.

By:	/s/ Nancy D. Parmelee
Name: Nancy D. Parmelee
Title: Senior Vice President, Chief Financial Officer & Secretary

cc: Michael J. Aiello, Weil, Gotshal & Manges

David E. Shapiro, Wachtell, Lipton, Rosen & Katz